NYSE
AN ICE EXCHANGE

March 31, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, no par value, of the following series of Bitwise Funds Trust, under the Exchange Act of 1934:

- Bitwise COIN Option Income Strategy ETF
- Bitwise MARA Option Income Strategy ETF
- Bitwise MSTR Option Income Strategy ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com